April 27, 2011

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Cummins Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 24, 2011

File No. 001-04949

Dear Mr. Cascio:

We refer to your letter dated March 31, 2011, commenting on the financial statements and disclosures in Cummins Inc.’s (“Cummins,” “the Company,” “we,” “our,” or “us”) Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on February 24, 2011.  For your convenience and ease of reference we have repeated each of the staff’s comments below and have numbered each comment and our response (in bold) thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

1.   We note the disclosure on page 56.  Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We considered the guidance in Regulation S-K to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way,”  in addition to the guidance in SEC Release 33-8350 for Liquidity and Capital Resources.

We disclosed in our Form 10-K the countries in which our significant cash and marketable securities balances are based which is consistent with the guidance noted above.

       Our operations continue to produce positive operating cash flow through the first quarter of 2011.  As disclosed in our first quarter Form 10-Q, our significant cash balances at the end of our fiscal first quarter were distributed across the US (35%) and India, Brazil, United Kingdom and China (collectively 54%).   In addition, our marketable securities balances were all located in India and Brazil.  As noted throughout our filings and the Management Discussion and Analysis, we are making significant business investments in China, India and Brazil, in addition to the US, in the form of capacity expansions and investments in joint ventures.   We have supplemented our disclosure in our first quarter Form 10-Q to help the user reading that portion of the document connect the physical location of our liquid assets with our expansion and operating needs.  Our Form 10-Q disclosure reads:

       “The geographic location of our cash and marketable securities aligns well with our business investment strategy.  As a result, we do not anticipate any local liquidity restrictions to preclude us from funding our expansion or operating needs with local resources.”

We will continue to make disclosures about the geographic locations of our liquid assets and any significant limitations such positions could present.

We believe our Form 10-K disclosure on page 56 acknowledges that not all of our funds are available to fund U.S. operations.  “The repatriation of cash balances from certain subsidiaries could have adverse tax consequences: however, those balances are generally available, without legal restrictions, to fund ordinary business operations at the local level.”  As our business strategy does not require the remittance of foreign earnings and we have a history of remitting earnings at little to no incremental tax cost, we believe our disclosures comply with the SEC requirements and provide meaningful information to users of the financial statements. We refer you to our responses to questions 7 and 8 for further discussion of our accounting for income taxes on foreign earnings.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 80

Revenue Recognition, page 81

2.   With respect to your revenue recognition policy discussed on page 81, please tell us how you considered whether the company’s price to the buyer is fixed and determinable in your policy.  Refer to SAB Topic 13.A.1.  Also, tell us how you considered the disclosure requirements of SAB Topic 13B.

The nature of our business is such that there are few situations where the price is not fixed.  Such situations are limited to rebate programs as disclosed in our accounting policy footnote and for sales to certain customers with limited return rights in our aftermarket business.  This is also disclosed in our accounting policy footnote.   In both cases, these adjustments represent a very small portion of the overall product pricing.  There are no other significant contingencies or variability in our product pricing which would impact our “fixed and determinable” considerations.

Regarding our rebate programs, we considered the guidance in ASC 605-50-25 paragraphs 7 through 9 and believe our accounting practice complies with this guidance.  As noted in our accounting policy footnote, we accrue our best estimate of the value of rebates expected to be paid at the time of the original sale and update the accrual and estimate quarterly.  For product returns, we believe we meet all of the conditions for revenue recognition as required by ASC 605-15-25-1 and make appropriate adjustments at the time of sale for our best estimate of expected future returns.

We have reviewed the disclosure requirements required by SAB Topic 13B and believe that our current disclosures comply given the nature of our sales arrangements as discussed above.

3.   You disclose that customer acceptance must occur prior to recognizing revenues.  Please tell us the nature of your customer acceptance terms and how you determine when customer acceptance has occurred.

Most of our sales transactions are  non-customized product without customer acceptance provisions.  A product line within our Power Generation Segment (commercial projects) produces customized power solutions for customers that may (but not always) contain formal acceptance provisions.  The nature of those acceptance provisions could include performance criteria such as power output, emissions limitations or fuel consumption..  Total sales for this product line represented less than two and a half percent of our total sales for each of the past three years.  For that reason, we have not historically discussed acceptance provisions in any detail in our disclosure.

In those circumstances where customer acceptance is required, we do not recognize revenue until evidence of customer acceptance has been received.

Your question has caused us to review our disclosure, and based on the immateriality of this product line to our results, we will consider whether we should delete reference to customer acceptance in our future 10-K disclosures.

Inventories, page 85

4.   With respect to your inventory accounting policy on page 85, please tell us why you state inventories at the lower of cost or net realizable value.  Discuss how you considered ASC 330-10-35 and the definition of market.

We account for our inventories using the lower of cost or market rule where market means current replacement cost (by purchase or by reproduction, as the case may be) except that:

  Market shall not exceed the net realizable value (i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal); and

  Market shall not be less than realizable value reduced by an allowance for an approximately normal profit margin.

As such, in future filings we will revise the language in our inventory policy included in Note 1 to the Consolidated Financial Statements to read as follows: Our inventories are stated at the lower of cost or market.  We will also include the statement above in our inventory footnote in our first quarter Form 10-Q filing.

Property, Plant and Equipment, page 85

5.   Please tell us why the company’s depreciation expense decreased by almost 8% from the prior year.  We noted no change in your depreciation policies and an increase in the cost of property, plant and equipment from the prior year.

The $21 million decrease in our depreciation expense from 2009 to 2010 can be primarily explained by two activities.

First, our 2009 depreciation expense included an aggregate of $16 million related to assets that were not included on our financial statements in 2010.  In late 2009, we sold depreciable equipment to an unconsolidated joint venture reducing the depreciation expense for our Power Generation Segment.  We also deconsolidated a joint venture as of January 1, 2010, in accordance with the modifications to the application of consolidation theory to variable interest entities within the amendments to ASC Section 810.  In addition, in 2010 we entered into new leases of computer hardware which were operating leases.  The previous hardware leases were capital leases.

Second, as noted in our depreciation policy disclosure, a significant portion of depreciable equipment within our Engine Segment is depreciated in accordance with Modified Units of Production methodology.  Our North American Heavy Duty engine demand was significantly less in 2010 than 2009, thereby reducing depreciation expense by $5 million for that business.

You also noted the increase in the cost of property, plant and equipment in regards to depreciation expense.  While the increase in cost was $162 million, we note that $68 million of the increase was related to non depreciable assets such as land and construction in progress.  In addition, we note that the majority of the assets that were added in 2010 did not occur until Q3 when most of them were placed in service.  Our gross Property, plant and equipment was actually down $60 million at mid-year 2010.

Warranty, page 87

6.   You disclose that the company records a liability for product recall programs when the company commits to a recall action, which generally occurs when it is announced.  Please tell us in more detail about how you determine the appropriate time to record this liability and refer to the accounting literature upon which you relied.  Refer to ASC 460-10-25-5 and 450-20-25-2.

We record costs for product recall programs and temporary repair actions when they become probable and estimable consistent with ASC 450-20-25-2.  Costs recorded represent incremental costs over the previously recorded warranty liability for the products sold.  Often, we may identify a service event that can prevent product failures or reduce the overall cost of product service and will render announcements of service events to be performed by our distribution channel or that of our customer who maintains a vehicle service network.  There can be situations where there is a delay between the commitment to the action and the announcement or implementation of the action.  In these situations, we record the liability at the commitment date which is when we consider the action to be probable and reasonably estimable.  In the future, we will revise our disclosure to clarify that we record liabilities when we commit to an action.

Note 6.  Income Taxes, page 97

7.   We note your disclosures in the last paragraph on page 98.  Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(a) and (b).  Specifically, please explain the impact on your tax liability if you repatriated foreign earnings and also provide the cumulative amount of foreign subsidiary earnings for which U.S. income taxes has not been provided.

ASC 740-30-50-2(a) requires a description of the types of temporary differences for which a deferred tax liability has not been recognized and the types of events that would cause those temporary differences to become taxable.  We believe we have complied with this disclosure requirement.

We provided a description of the type of temporary difference with our statement in the last paragraph on page 98 that the retained earnings of the United Kingdom (U.K.) group and certain Singapore, German, and Indian subsidiaries are considered to be permanently reinvested.  We continue in the same paragraph stating that the determination of the deferred tax liability that would result if such earnings were distributed is not practicable. This represents that the deferred tax liability has not been recognized and identifies the event (a distribution of the earnings) that would cause the temporary difference to become taxable.  We also state that we have provided additional deferred taxes that would be due upon dividend distributions from our other subsidiaries and joint ventures outside the U.S..

ASC 740-30-50-2(b) requires the disclosure of the cumulative amount of each type of temporary difference for which a deferred tax liability has not been recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.  We have considered these disclosure requirements and concluded the consequences were immaterial for disclosure.  However, in consideration of your comment, we will add disclosure of the total  unremitted book earnings of the U.K. group and certain Singapore, German, and Indian subsidiaries for which a deferred tax liability has not been provided in future Form 10-K filings  For your information, this total approximated $1.3 billion at December 31, 2010.

ASC 740-30-50-2(c) requires disclosure of the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable.  We believe that we have complied with this disclosure requirement, as we disclosed that determination of the deferred tax liability, if any, that might be due should income from the U.K. group and/or certain Singapore, German, and Indiana subsidiaries be distributed is not practicable.  Given the complexity of the calculation, we have elected to make disclosure of the lack of practicability as permitted.

8.   Please tell us how you considered ASC 740-30-25-17 in determining to release deferred U.S. tax liabilities of $3 million in 2010 and $19 million in 2009 on foreign earnings now considered to be permanently reinvested.  Discuss why you believe earnings of the UK group and  certain Singapore, German and Indian subsidiaries are permanently reinvested if you may periodically repatriate a portion of the earnings.

ASC 740-30-25-17 provides that a parent entity may overcome the presumption in ASC 740-30-25-3 (that all undistributed earnings of a subsidiary will be transferred to the parent entity and such undistributed earnings included in consolidated income generally shall be accounted for as a temporary difference) and therefore will not have to accrue income taxes on the undistributed earnings of its subsidiary if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free manner.  Such evidence must include specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely.

In 2009, due primarily to favorable tax law changes in the U.S. and U.K., we determined that the undistributed earnings of our Singapore subsidiary, which is owned by a U.K. entity, would be permanently reinvested outside the U.S.  As a result, we released the U.S. deferred tax liability of approximately $19 million previously recorded on these earnings.  Similarly, in 2010, we determined that the undistributed earnings of certain German and Indian subsidiaries owned by a U.K. entity would be permanently reinvested outside the U.S.  Accordingly, we released the U.S. deferred tax liability of approximately $3 million previously recorded on these earnings.

It is the Company’s policy that the undistributed earnings of the U.K. will be permanently reinvested outside the U.S.  Therefore, we have not recognized a U.S. deferred tax liability on the U.K. undistributed earnings.  As stated in the preceding paragraph, we also assert permanent reinvestment in certain Singapore, German and Indian subsidiaries, all of which are owned by the U.K. group.

As required by ASC 740-30-25-17, sufficient evidence exists to support our assertion that the undistributed earnings of the U.K. group and certain Singapore, German, and Indian subsidiaries will be invested outside the U.S. indefinitely, including:

  Significant U.K. pension funding obligations during 2011 and future years.

  Significant foreign capital expenditures outside the U.S. during 2011 and future years.

  Significant foreign joint venture funding during 2011.

  The earnings of the U.K. foreign subsidiaries are able to be distributed to the U.K. in a manner substantially free of incremental tax.

  We have sufficient cash in the U.S. to fund our anticipated domestic capital expenditures.

The Company monitors its foreign earnings periodically to determine whether a change in our permanent reinvestment position should be necessary. Given the level of our capital expenditures and other investments planned outside the U.S., we maintain the undistributed earnings of the U.K. group and certain Singapore, German, and Indian subsidiaries are permanently reinvested.  Although we continue to assert that the undistributed earnings of the U.K. group will be permanently reinvested we may repatriate future U.K. earnings to the extent we can do so without significant adverse tax consequences.  This can occur in the situation when a repatriation of foreign earnings results in a tax benefit or no incremental tax cost.  For example, we made a distribution from the U.K. group during the first quarter of 2011. The distribution was made from 2011 earnings, and incurred no additional tax cost to the Company.  These U.K. earnings had a U.K. effective tax rate greater than the U.S. statutory tax rate.  As a result, the repatriation of these earnings generated an excess foreign tax credit in the U.S.  The accumulated U.K. group earnings as of December 31, 2010 continue to be permanently reinvested.  The remaining undistributed 2011 earnings of the U.K. group will be permanently reinvested and used for the non U.S. cash needs mentioned above.

Note 10.  Product Warranty Liability, page 105

9.   Please tell us why your provision for warranties issued in 2010 decreased as a percentage of net sales from 2009, especially given the factors noted in your explanation for an increase in the rate of warranty reserves in 2009 as discussed on page 106.

We disclose in our Management Discussion and Analysis on page 34  “The warranty provision on sales issued in 2010 as a percentage of sales was 3.0 percent compared to 3.3 percent in 2009.  The decrease as a percentage of sales was primarily due to engine mix.”  We also disclose in our Critical Accounting Estimates language on page 64 that more judgment is used in measuring the warranty cost estimates of new products and that clear experience trends can be evident eight quarters after launch.  Our on-highway engines sold in North America are generally introduced concurrent with EPA emissions requirements.  In North America, new emission regulations became effective for engines sold after January 1, 2010.

While new on-highway engine products, which typically carry an initial higher warranty accrual rate, were introduced in North America in 2010, our consolidated sales in North America were significantly lower than in 2009 ($4.8 billion in 2010 and $5.1 billion in 2009).  As a result, our product mix overall was different in 2010 compared to 2009.  The table in Note 25 on page 146 notes that sales in the United States comprised 36% of our total net sales in 2010 and 48% in 2009.

10. Please tell us how you considered the disclosure requirements of ASC 460-10-50-8(b) with respect to your extended warranties.

We addressed the disclosure requirements of ASC 460-10-50-8(b) in Note 1. “Summary of Significant Accounting Policies,” under the “Warranty” subtitle on page 87.  In the second paragraph of “Warranty” we said, “In addition, we sell extended warranty coverage on most of our engines.  The revenue collected is initially deferred and is recognized as revenue in proportion to the costs expected to be incurred in performing services over the contract period.  We compare the remaining deferred revenue balance quarterly to the estimated amount of future claims under the extended warranty programs and provide an additional accrual when the deferred revenue balance is less than expected future costs.”

Note 13.  Commitments and Contingencies, page 120

11. We note the disclosure in the first paragraph of this note.  Please tell us how you considered the disclosure requirements of ASC 450-20-50.

Our General Counsel and accounting and reporting personnel meet quarterly and discuss the nature of our disclosures and consider compliance with ASC 450-20-50 as a part of those meetings.  We believe that our disclosures fully comply with ASC 450-20-50 as none of our contingencies, other than those already disclosed, are individually material to warrant disclosing additional details.  In addition, we do not believe that the aggregate exposure of all our lawsuits is material.  For your information, we note that the aggregate amount of accruals on our balance sheet related to litigation matters was approximately $48 million at December 31, 2010.  We note that losses deemed reasonably possible are not material individually or in the aggregate.

Finally, we acknowledge:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (812) 377-3411.

Sincerely,

/s/ Marsha L. Hunt

Marsha L. Hunt

Vice President and Corporate Controller

cc            Theodore M. Solso, Chairman and Chief Executive Officer

                Patrick J. Ward, Vice President and Chief Financial Officer

                Robert K. Herdman, Chairman of the Audit Committee of the Board of Directors